Exhibit 4.19

CONVERTIBLE BRIDGE LOAN AGREEMENT

This Convertible Bridge Loan Agreement (the “Agreement”) is made and entered into as of September 15, 2017 (the “Effective Date”), by and between Tyrnovo Ltd., an Israeli Private Company, Number 51-496405-5 (the “Company”) and Kitov Pharmaceuticals Holdings Ltd., an Israeli public traded company, Number 52-003123-8 (the “Lender”). each of the Lender and the Company shall be referred as a “Party”, and collectively the “Parties”.

WHEREAS,	The Company requires an infusion of funds in order to conduct its business activities; and

WHEREAS,	The Lender is willing to make available a convertible bridge loan to the Company, on the terms set forth below.

THEREFORE,	in consideration of the mutual promises set forth in the Binding Term Sheet and herein, Parties hereto agree as follows:

1.	The Loan.

1.1.	The Lender hereby undertakes to finance any future working capital requirement of the Company, in an amount of $1,000,000 (the “Principle Amount”) subject to the following terms and conditions set forth in this Agreement.

1.2.	The Lender shall advance the Company, according to the wiring details to be provided by the Company or as otherwise agreed between the Lender and the Company, the Principle Amount, no later than 3 days as of the Effective Date.

1.3.	The Principle Amount shall be advanced in United States Dollars or in NIS according to the USD exchange rate as last published by the Bank of Israel.

2.	Interest.

The Principle Amount shall bear interest at a rate per annum of LIBOR + 6% in the event of US$ loans, and Prime + 6% in the event of NIS loans, compounded annually, from the date of first transfer to the Company by Lender of the funding under this Agreement, and until the date of conversion or repayment thereof, as set forth below (the “Interest” and together with the Principal Amount, the “Loan Amount”).

3.	Repayment.

Repayment of the Principle Amount shall be made, unless automatically converted prior to the Repayment Date according to Section 4 below, upon the earliest of: (a) 6 months following the date of the publication by the Company of the official results of the Phase I clinical trials; (b) 36 months from the date of first transfer to the Company by Lender of the funding under this Agreement; (c) immediately prior to an Exit Event or (as defined below); (d) an Event of Default (as defined below) (the earliest of the events detailed in sections 2 (a) - (d) shall be referred hereafter as the “Repayment Date”).

“Exit Event” shall mean Qualified Initial Public Offering of the Company or consummation of a merger or sale of all or substantially all of the Company’s assets or share capital excluding such sale to the Lender.

4.	Conversion of the Loan Amount.

4.1.	Automatic Conversion.

In the event that prior to the Repayment Date (the “Qualified Period”) the Company shall raise additional funds in an amount of not less than US$ 1,000,000 in consideration for shares of the Company from an investor who is not, on the date hereof, a shareholder in the Company (the “Next Financing Round”), then, immediately prior to the Next Financing Round, the Loan Amount shall automatically convert into ordinary shares of the Company at a price per share which shall be the lower of (i) a price per share reflecting a 30% discount off the price per share paid in the Next Financing Round by the investor and (ii) US$ 917.75 (the “Automatic Conversion Event”).

4.2.	Optional Conversion.

During the period commencing 14 days before the Repayment Date and ending 7 days before the Repayment Date (the “Optional Conversion Period”), provided that the Loan Amount was not converted according to the provisions of section 4.1 above, Lender may, at its election, convert the Loan Amount into ordinary shares of the Company at a loan conversion price equal to US$ 917.75 per share (the “Fixed Conversion Price”). The Company shall inform the Lender in writing, at least 10 days in advance, of the commencement date of the Optional Conversion Period. Any delay in delivery of such notice shall extend the Optional Conversion Period in the same delay period. The Optional Conversion shall be subject to receipt by the Company, during the Optional Conversion Period, of a notice in writing from the Lender of such Conversion.

5.	Default

The Loan Amount, to the extent not earlier converted as set forth in Section 4 above, shall immediately become due and payable upon any of the following events: (i) the execution by the Company of a general assignment for the benefit of creditors; (ii) the filing by or against the Company, by any person other than the lender of this Agreement, of any petition in bankruptcy or any petition for relief under the provisions of any law for the relief of debtors, and the continuation of such petition without dismissal for a period of one hundred and twenty (120) days or more; (iii) the appointment of a receiver or trustee to take possession of a material portion of the property or assets of the Company and the continuation of such appointment without dismissal for a period of one hundred and twenty (120) days or more; (iv) the commencement by the Company of any liquidation proceedings or the adoption of a winding up resolution by the Company; (v) the commencement by third parties of any liquidation proceedings, which have not been terminated within one hundred and twenty (120) days thereafter; or (vi) a court of competent jurisdiction making an order deferring the commencement and/or prosecution of proceedings against the Company (“Event of Default”).

6.	Miscellaneous

(i) Governing Law - This Agreement shall be governed by the laws of State of Israel, without regard to the conflict of law provisions thereof. Any dispute arising in relation to this Agreement shall be resolved in the competent courts of Tel-Aviv Jaffa. (ii) Entire Agreement - This Agreement constitutes the full and entire understanding and agreement between the Parties with regard to the subject matter hereof. (iii) Severability - The terms and provisions of this Agreement are severable, and if any term or provision shall be determined to be in any way unenforceable in whole or in part pursuant to applicable law, such determination shall not impair or otherwise affect the validity, legality or enforceability of that term or provision in any other jurisdiction or any of the remaining terms and provisions of this Agreement in any jurisdiction, and any such provision shall be given effect to the extent legally possible. (iv) Preamble - The preamble hereto constitutes an integral part hereof. (v) Headings - The titles of the sections and subsections of this Agreement are for convenience of reference only, and are not to be considered in construing this Agreement. (vi) Counterparts - This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of which together shall constitute one instrument. (vii) Fractional Shares - No Fractional Shares will be issued in connection with any conversion hereunder, and the actual number of shares issued shall be rounded up or down to the nearest whole number. (viii) Amendment - Any term of this Agreement may be amended and the observance of any term hereof may be waived only with the prior written consent of the Company and the Lender; (ix) Notices - All notices required or permitted hereunder to be given to a Party to this Agreement shall be in writing and shall be telecopied or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, to such Party’s address as set forth in the applicable counterpart signature page.

For the Company:	For the Lender

Tyrnovo Ltd.	Kitov Pharmaceuticals Holdings Ltd.
By:	By:
Title:	Title: